SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Companhia Aberta de Capital Autorizado CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

RELEVANT FACT

Vivo Participações S.A., holding company of the Personal Mobile Service operators using “Vivo” brand, a leader in Brazil, hereby informs to the public, in the form and for the purposes of CVM Instruction no. 358/02, that subsequently to the communication contained in the Relevant Fact dated on 06.30.2006, the Board of Directors evaluated the proposal and the study related to the construction of a GSM/EDGE network convertible into W-CDMA, to be added to its current CDMA network, which will continue in full operation and expansion, and resolved to approve the same, authorizing the Board of Executive Officers to start the procedures pertaining to the achievement of such goal.

The installation of Vivo’s GSM/EDGE network shall start upon the signature of the supply contracts. The capital expenditures (CAPEX) required for the installation of the new Vivo network are approximately one billion and eighty million reais (R$ 1,080,000.00).

São Paulo, July 21, 2006.

VIVO PARTICIPAÇÕES S.A.
Roberto Oliveira de Lima
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.